

14006987

UNITED S
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Merit Medical Systems, Inc.
Exact name of registrant as specified in charter

0000856982
Registrant CIK Number

Annual Report to Shareholders for fiscal year ended Dec. 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-18592
SEC file number, if available

S-________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended Dec. 31, 2013
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):
____ Rule 201 (Temporary Hardship Exemption)
____ Rule 202 (Continuing Hardship Exemption)
_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on April 25, 2014.

(Registrant)
By: Kent W. Stanger,
Chief Financial Officer, Secretary and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________

Title: ____________________

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

APR 28 2014

Washington DC
405

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Merit Medical Systems, Inc.
Exact name of registrant as specified in charter

0000856982
Registrant CIK Number

Annual Report to Shareholders for fiscal year ended Dec. 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-18592
SEC file number, if available

S-______ ______________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______ ______________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended Dec. 31, 2013
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)
____ Rule 202 (Continuing Hardship Exemption)
_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on April 25, 2014.



(Registrant)
By: Kent W. Stanger,
Chief Financial Officer, Secretary and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________

Title: ______________

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (11-11)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Merit Medical Systems, Inc.
Exact name of registrant as specified in charter

0000856982
Registrant CIK Number

Annual Report to Shareholders for fiscal year ended Dec. 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-18592
SEC file number, if available

S-_______________ ________________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-_______________ ________________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended Dec. 31, 2013
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):
____ Rule 201 (Temporary Hardship Exemption)
____ Rule 202 (Continuing Hardship Exemption)
_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on April 25, 2014.



(Registrant)
By: Kent W. Stanger,
Chief Financial Officer, Secretary and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20 _____, that the information set forth in this statement is true and complete.

By: ________________________

Title: __________________

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Merit Medical Systems, Inc.
Exact name of registrant as specified in charter

0000856982
Registrant CIK Number

Annual Report to Shareholders for fiscal year ended Dec. 31, 2013
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

000-18592
SEC file number, if available

S-____________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended Dec. 31, 2013
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):
____ Rule 201 (Temporary Hardship Exemption)
____ Rule 202 (Continuing Hardship Exemption)
_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on April 25, 2014.



(Registrant)
By: Kent W. Stanger,
Chief Financial Officer, Secretary and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20 _____, that the information set forth in this statement is true and complete.

By: ____________________

Title: ____________________

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.